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                                                                       Exhibit 1

                       [Letterhead of Benesse Corporation]



VIA FAX AND FEDERAL EXPRESS

December 28, 2000

Special Committee of Disinterested Directors
Berlitz International, Inc.



Dear Sirs:

                  We are pleased to propose the acquisition of all of the outstanding shares of the common stock of Berlitz International, Inc.
("Berlitz") not held by Benesse Corporation ("Benesse"), Benesse Holdings International, Inc. ("BHI") and Mr. Soichiro Fukutake (together, the "Benesse
Group") for a cash purchase price of $12.00 per share. This price represents a 50% premium to the closing price of December 27, 2000. We believe that this proposal is at a fair price that reflects Berlitz's historical results and future prospects.

                  It is currently contemplated that the acquisition of such shares by the Benesse Group would take the form of a tender offer by BHI, either directly or through a newly formed subsidiary, subject to enough shares of Berlitz's common stock being tendered so that, together with the shares they currently hold, the Benesse Group would own at least 90% of the outstanding shares of Berlitz. Promptly following consummation of the tender offer, the remaining shares of Berlitz's common stock would be acquired at the same cash price. The transactions contemplated by our proposal would only be consummated following a favorable recommendation by the Special Committee to the Berlitz shareholders. The proposal is not contingent on any financing conditions.

                  We request that the Special Committee, together with its financial and legal advisors, proceed to evaluate the fairness of this proposal for purposes of the Special Committee making a recommendation with respect to the proposal. We, and our financial and legal advisers, are prepared to meet with you and your financial and legal advisers at your convenience to review our proposal at the earliest possible date.

                  Depending on the response of the Special Committee to this proposal, and other factors deemed relevant by us, we may formulate other plans and/or make other proposals, and take such actions with respect to our investment in Berlitz, as we may determine to be appropriate. We may also amend or withdraw this proposal at any time at our sole discretion.

                  Our proposal is merely an expression of interest and is not intended to be legally binding in any way. If an offer were to be made, it would be made in accordance with all


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applicable securities laws and would involve the filing of appropriate materials with the Securities and Exchange Commission and the mailing of appropriate materials to the public shareholders of Berlitz.

                  Please be advised that we intend to disclose this proposal in an amendment to our Schedule 13D relating to shares of Berlitz's common stock currently owned by us, as required by law. We also intend to release a press release in the form of Annex A to this letter which will be filed as an exhibit to the amendment to our Schedule 13D and filed under cover of Schedule TO as a preliminary communication in accordance with Rule 14d-2(b) under the Securities Exchange Act of 1934, as amended. In the event that Berlitz determines that public disclosure of our proposal is required on its part, we request that any public announcement be reviewed by us prior to its release.

                  We appreciate your consideration of this proposal and look forward to your response.

                                   Very truly yours

                                   BENESSE CORPORATION

                                   By:  /s/ Soichiro Fukutake
                                        ------------------------------------
                                        Soichiro Fukutake
                                        President and Representative Director



cc:      Board of Directors
         Berlitz International, Inc.

         Mark Manner, Esq.
         Harwell Howard Hyne Gabbert & Manner, P.C.
         Counsel to Special Committee

         David K. Lakhdhir, Esq.
         Paul, Weiss, Rifkind, Wharton & Garrison
         Counsel to Berlitz International, Inc.

         Paul Weinstein, Esq.
         General Counsel and Secretary
         Berlitz International, Inc.


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                                     ANNEX A

                        BENESSE CORPORATION PRESS RELEASE

                                                           FOR IMMEDIATE RELEASE


     BENESSE PROPOSES TO ACQUIRE REMAINING SHARES OF COMMON STOCK OF BERLITZ

        New York, New York (December 29, 2000) - Benesse Corporation and Benesse Holdings International, Inc., announced today that they have made a proposal to acquire all of the outstanding shares of common stock of Berlitz International, Inc. (NYSE-BTZ) not held by them or their affiliates for a cash price of $12.00 per share. This price represents a 50% premium to the closing price of December 27, 2000. Together, Benesse, Benesse Holdings International and their affiliates currently own approximately 76% of Berlitz's outstanding common stock.

        Benesse and Benesse Holdings International requested that a special committee of disinterested directors of Berlitz evaluate the fairness of their proposal and make a recommendation with respect thereto.

        Benesse's proposal is, among other things, subject to Berlitz making a favorable recommendation with respect to the proposal. The proposal is not subject to any financing conditions. Benesse also informed the directors of Berlitz that it reserves the right to amend or withdraw its proposal at any time in its sole discretion.

         Benesse is a public company in Japan and its shares are traded on the Tokyo Stock Exchange and the Osaka Securities Exchange. Benesse is the largest educational services company in Japan. Benesse holds the leading position in the Japanese market for correspondence courses, simulated examinations and study aids, with products and services designed for pre-school children and students from elementary school to senior high school. Benesse also publishes Japanese magazines targeted at expectant mothers, young mothers and homemakers and has a growing presence in the field of for-profit social welfare services, principally elder-care facilities and child day-care centers. Benesse Holdings International is a wholly owned subsidiary of Benesse incorporated in Delaware in 1991 to act as a holding company for the stock of Berlitz and to make other strategic investments.

         Berlitz and its franchisees have more than 400 locations in over 50 countries worldwide offering language instruction, cross-cultural training, document translation, software localization and interpretation services. In addition, Berlitz offers a wide range of publishing products such as dictionaries, phrase books, travel guides and self-study language instruction materials including CD and audiocassettes.

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         This press release is neither an offer to purchase nor the solicitation of an offer to sell any securities of Berlitz. It is intended that any tender offer for such securities, if and when made, would be made in compliance with all applicable securities laws and in compliance with the procedural and filing requirements of the Securities and Exchange Commission ("SEC"). If and when a tender offer is made, security holders of Berlitz are urged to read the tender offer documents (which would include an offer to purchase, a letter of transmittal and related materials) which will be distributed because these documents would contain important information concerning the offer. If a tender offer is commenced, the tender offer documents will be included in a Tender Offer Statement on Schedule TO filed with the SEC and Berlitz security holders will be able to obtain a copy of these documents from the purchaser's information agent, without charge, upon request. If a tender offer is made the contact details for the information agent will be announced by press release and advertisement at the time of commencement. Any tender offer documents filed with the SEC will be available for inspection, free of charge, at the public reference facilities of the SEC located in Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as on the SEC's web site at www.sec.gov.

Contacts:         Mr. Naoto Sugiyama
                  Benesse Corporation
                  3-7-17 Minamigata, Okayama-Shi
                  700-8686 Japan
                  Phone:  (81)(86) 221-5215

                  Mr. Hiroshi Kitada
                  Benesse Holdings International, Inc.
                  Park Avenue Tower
                  65 East 55th Street
                  New York, NY 10022
                  Phone:  (212) 813-9500